Exhibit 1.01

W. R. GRACE & CO.
Conflict Minerals Report
for the reporting period from
January 1 to December 31, 2014

Introduction

W. R. Grace & Co. (”Grace” or “we”) is engaged in the production and sale of specialty chemicals and specialty materials on a global basis through three operating segments: Grace Catalysts Technologies, which includes catalysts and related products and technologies used in refining, petrochemical and other chemical manufacturing applications; Grace Materials Technologies, which includes packaging technologies and engineered materials used in consumer, industrial, and pharmaceutical applications; and Grace Construction Products, which includes specialty construction chemicals and specialty building materials used in commercial, infrastructure and residential construction.

The U. S. Securities and Exchange Commission (the “SEC”) has adopted rules (the “SEC Conflict Minerals Rule”) that require certain companies, including Grace, to disclose whether the products they manufacture, or contract with third-parties to have manufactured, contain one or more of the following minerals: cassiterite, columbite-tantalite, wolframite and gold, or their derivatives which are limited to tantalum, tin and tungsten which the SEC refers to as “conflict minerals” (“Covered Minerals”) that are necessary to the functionality or production of such products (“Necessary Covered Minerals”) and, if so, to publicly disclose certain information.

Grace has filed this Form SD because, as of the filing date, Grace has determined that certain products that we manufacture or contract with third-parties to have manufactured have components such as electronics that contain Necessary Covered Minerals. We have filed this Conflict Minerals Report because, as of the filing date, we are unable to determine the origin of such Necessary Covered Minerals.

Grace does not directly source Covered Minerals from mines or smelters. As a result, we rely upon information provided by our suppliers and contract manufacturers regarding the origin of these Necessary Covered Minerals. Grace expects our suppliers and contract manufacturers to provide us with the information necessary to permit us to make all required disclosures under the SEC Conflict Minerals Rule.

Based on information provided by our suppliers and contract manufacturers to date, Grace does not knowingly include Necessary Covered Minerals sourced in the Democratic Republic of the Congo and surrounding countries (the “Conflict Region”) in any of our products.

Part I - Due Diligence

Design of Due Diligence

Grace performed due diligence and reasonable country of origin inquiries (“RCOI”) and, as of the filing date, Grace is unable to determine the origin of Necessary Covered Minerals contained in certain products that we manufacture or contract with third-parties to have manufactured.

Grace’s due diligence procedures conform to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (Second Edition) (the “OECD Framework”).

Due Diligence Measures Performed

Grace has taken the following due diligence measures to determine the origin of Necessary Covered Minerals contained in products that we manufacture or contract with third-parties to have manufactured:

•	Grace requested responses from its suppliers and contract manufacturers (“RCOI Response”) indicating the origin of Necessary Covered Minerals contained in such products.

•	Grace reviewed the RCOI Responses received from suppliers and contract manufacturers and held follow-up conversations regarding the RCOI Responses.

•	Grace has established a management process to support due diligence regarding Covered Minerals.

•	Grace has established a process to account for Covered Minerals in an internal database.

•	Grace has strengthened its engagement with its suppliers and contract manufacturers regarding Covered Minerals.

Risk Mitigation/Additional Due Diligence

Grace has taken, or intends to take, the following measures to mitigate the risk that Necessary Covered Minerals that originate in the Conflict Region contained in our products, if any, do not benefit armed groups in the Conflict Region:

•
Grace is working with its suppliers and contract manufacturers to determine the origin of Necessary Covered Minerals contained in products that we manufacture or contract with third-parties to have manufactured.

•
If Grace determines that such Necessary Covered Minerals originate in the Conflict Region and are not from recycled or scrap sources, Grace intends to undertake further due diligence consistent with the OECD Framework to determine whether such Covered Minerals benefit armed groups in the Conflict Region.

Part II - Product Description

Origin Undetermined

Upon completing the due diligence procedures described in Part I, Grace was unable to determine whether Necessary Covered Minerals contained in certain products that we manufacture or contract with third-parties to have manufactured originate in the Conflict Region:

Product Description	Facilities used to process Necessary Covered Minerals in product, if any	Country of origin of the Necessary Covered Minerals in product, if any	Efforts to determine the mine or location of origin of Necessary Covered Minerals
Catalyst loading device	Unknown	Unknown	RCOI of supplier/contract manufacturer and follow-up due diligence/phone conversations
Chemical purification and analysis equipment	Unknown	Unknown	RCOI of supplier/contract manufacturer and follow-up due diligence/phone conversations
Packers/Traps/Degasser	Unknown	Unknown	RCOI of supplier/contract manufacturer and follow-up due diligence/phone conversations